Exhibit 99.7

PRESS RELEASE

Mozambique LNG: TotalEnergies’ response

Paris, October 11, 2023 – Following the filing of a complaint against TotalEnergies for “manslaughter and a failure to assist people in danger" during the terrorist attacks that took place in northern Mozambique in March 2021, the Company, which was not provided access to this complaint, would like, first, to categorically reject these accusations and, second, to detail the emergency assistance provided by the Mozambique LNG teams and the resources they mobilized to evacuate more than 2,500 people (civilians, personnel, contractors and subcontractors) from the Afungi site where the Mozambique project is located.

The conflict in the Cabo Delgado province in northern Mozambique predates gas development in the region and is linked to many factors unrelated to Mozambique LNG.

On March 24, 2021, there was a terrorist attack in the Cabo Delgado province against the town of Palma, close to the Mozambique LNG project at the Afungi site. The Islamic terrorist group known as Al-Shabaab subsequently claimed responsibility for the attack. The terrorist attack against the civilian population lasted for several days. To the best of our knowledge, there exists no official count of the number of dead and missing civilians following the Palma attack, but this tragic terrorist attack claimed many lives and caused part of the civilian population to flee the area.

Emergency aid provided and resources mobilized by Mozambique LNG at the time of the terrorist attacks

Mozambique LNG implemented the measures required by the emergency and following security procedures, including a pre-established evacuation plan. Given the exceptional nature of the situation, Mozambique LNG evacuated a large number of civilians and provided emergency aid, medical care, and human and material resources to the civilians sheltering in the entrance to the site.

As soon as the attacks had started and the situation had been assessed, Mozambique LNG lent its assistance to the Mozambican authorities, namely by supplying fuel for the evacuation and rescue operations.

The runway at the Afungi site was used by the authorities of Mozambique and international organizations operating in the area to evacuate people by air.

Mozambique LNG employees distributed food and water to civilians sheltering at the entrance to the Afungi site.

The Mozambique LNG medical teams were mobilized to provide emergency medical assistance to injured civilians who were evacuated by air and sea from the Afungi site. The site’s hospital was also made available. Mozambique LNG also evacuated more than 2,500 people, including many civilians by air and sea, especially by chartering a ferry for this purpose. The resources mobilized to deal with the situation were quite exceptional for a company.

Regarding the blame made against TotalEnergies for having refused to supply fuel to the South African private security company DAG, this company was contracted in 2020 by the government of Mozambique to carry out offensive, military security missions against terrorist groups in northern Mozambique. Security at the Afungi site was provided by government security forces. During 2020, several NGOs reported serious crimes against local people supposedly perpetrated by DAG. For these reasons, Mozambique LNG decided that it would not support the offensive military operations carried out by DAG but has provided its assistance in rescue operations carried out under the authority of the government security forces.

Concerning the care of Mozambique LNG staff, contractors and subcontractors during the attacks

The evacuation plan implemented in March 2021 in the aftermath of the attack on Palma involved all personnel working on the Afungi site, including those of Mozambique LNG’s contractors and their subcontractors.

It should be noted that, following the intensification of the terrorist threat, the number of employees of Mozambique LNG, its contractors and their subcontractors was significantly reduced in early 2021. The remaining mobilized personnel of Mozambique LNG, the contractors and their subcontractors were accommodated on the Afungi site and were instructed to remain inside the site at all times for security reasons.

According to the information available to Mozambique LNG, these instructions were passed on by Mozambique LNG’s contractors to their employees and subcontractors, and no contractor has informed Mozambique LNG of the presence of employees outside the Afungi site. During the attack on Palma, Mozambique LNG ensured the evacuation of all its personnel and subcontractors’ personnel from the Afungi site, as well as a large number of civilians.

In total, more than 2,500 people, half of whom were personnel of Mozambique LNG and of its contractors and half civilians fleeing the combat zone, were evacuated from the Afungi site by sea using a ferry mobilized by Mozambique LNG and by air (plane and helicopter).

Development of the situation following the March 2021 terrorist attacks

Given the deteriorated security situation in the region, Mozambique LNG decided to withdraw all personnel from the Mozambique LNG project at the Afungi site. The situation led Mozambique LNG to declare force majeure in April 2021.

The government of Mozambique is responsible for restoring security: that is the prerogative of a sovereign state. Thanks to the efforts of the Mozambican government, with the support of the South African Development Community and Rwanda, the security situation has improved significantly in Cabo Delgado since 2021, and terrorist activities have decreased substantially.

Mozambique LNG monitors the security situation on an ongoing basis with the assistance of internal and external experts. Several audits have been conducted and have confirmed the significant improvement in the security situation in the Cabo Delgado region.

The decision to restart the project depends on the ability to complete the project under good security conditions. This position is shared by all of Mozambique LNG’s partners. Current activities on site are limited to strengthening security infrastructure and improving access roads.

In addition, Mozambique LNG is implementing a major program of socio-economic initiatives for the local community to promote local economic development, contribute to the stabilization of the area, and support local communities. This socio-economic program for Cabo Delgado is part of the Pamoja Tunaweza initiative. This program followed on from the emergency humanitarian aid that was quickly deployed by Mozambique LNG after the attacks on Palma, particularly the supply of food.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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